                                                                    Exhibit 1.2

                                  EXHIBIT "J"

                            CHINADOTCOM CORPORATION

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         You should read the following discussion of chinadotcom's financial condition and results of operation together with its Audited Consolidated Financial Statements for the year ended December 31, 2002 and its Unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2003. This discussion contains forward-looking statements that involve risks and uncertainties. chinadotcom's actual results may differ significantly from those anticipated in these forward-looking statements.

OVERVIEW

         CIC incorporated chinadotcom as China Information Infrastructure Limited under the laws of the Cayman Islands in June 1997 as a wholly-owned subsidiary of CIC. In June 1999, CIC distributed its total interest in China.com Corporation to CIC's shareholders in a corporate reorganization. In April 2000, the company changed its name from China.com Corporation to chinadotcom corporation. The following discussion reflects its financial condition and results of its operations and its subsidiaries.

         chinadotcom first introduced its products and services through its former parent company in 1996. Initially, these products and services included Web hosting and maintenance. During 1996 and 1997, chinadotcom derived all of its revenue from its eBusiness consulting services, which were referred to as "Web solutions services" in its earlier prospectuses and financial statements. In addition, chinadotcom developed relationships with content providers to its portal network, hired personnel, hosted conferences for industry participants and engaged in additional marketing activities to develop brand name awareness for its portal network. chinadotcom also developed relationships with potential advertisers on its portal network and purchased, installed and operated the computer equipment chinadotcom uses in connection with its portal network.

         In January 1998, chinadotcom's former parent, CIC acquired a 51% interest in The Web Connection, a Hong Kong-based strategic consulting, Web site design and development enterprise, to expand chinadotcom's eBusiness consulting services. Since December 31, 1998, chinadotcom has completed the acquisition of the remaining 49% of The Web Connection and has made many other acquisitions in the eBusiness consulting services area, including OpusOne Technologies in 2002 and Praxa Limited in 2003. In May 1998, its former parent, CIC commenced its portal network services. Each of these interests and rights was distributed by CIC to chinadotcom as of June 1999. In September 2001, chinadotcom launched a new brand for its e-marketing business, MEZZO Marketing, which represents the broader opportunities available in the current market, and a departure from the reliance on the online advertising network line of business. chinadotcom has sought to build the MEZZO Marketing brand, especially in Australia, with the acquisition of IncNet in 2002.

         In July 1999, chinadotcom completed its initial public offering and received net proceeds of US$85.6 million. In January 2000, chinadotcom completed its second public offering and received net proceeds of US$303.9 million. In March 2000, chinadotcom completed the initial public offering of its subsidiary, hongkong.com Corporation, on the Growth Enterprise Market of The Stock Exchange of Hong Kong, or GEM, and received net proceeds of US$168.5 million. chinadotcom has applied a portion of these net proceeds toward further acquisitions and investments in majority or minority interests in companies.

         Subsequent to the year ended December 31, 2002, as a result of the evolution in its business strategy, in order to present its revenue in a more representative format, chinadotcom changed its business segmental reporting from "e-business Solutions," "Advertising," "Sale of IT Products" and "Other Income," to "Software and Consulting Services," "Advertising and Marketing Activities," and "Other Income," respectively, effective from January 1, 2003. From the first quarter of 2003 onwards, all prior periods' comparative figures have been adjusted accordingly.

         In addition, since chinadotcom discontinued the operations of certain subsidiaries in the software and consulting services and advertising and marketing activities segments, certain historical comparative amounts have been reclassified to conform with the current year's presentation. Only the numbers from continuing operations as of September 30, 2003 are presented for comparative purposes in the following sections.

         Approximately 52% of chinadotcom's revenue was generated by its software and consulting services in the nine-month period ended September 30, 2003, increasing from 37% of its revenues in the same period in 2002. The increase of 163% period on period of the software and consulting services revenues was due primarily to the acquisition of Praxa Limited in February 2003, as chinadotcom continued the strategic development of its software initiatives across all its major markets. Praxa's core business is the provision of information technology products and services in the form of outsourcing, application development and support and system integration in Australia. Approximately 27% of chinadotcom's revenue was generated by its advertising business in the nine-month period ended September 30, 2003. Advertising revenue decreased to $16.0 million in 2003 from $20.1 million in the same period in 2002 largely due to the difficult market conditions brought on by the SARS outbreak in early 2003. As a result of the acquisition of Newpalm (China) Information Technology Co., Ltd., or Newpalm, Mobile services and applications were introduced in the second quarter of 2003, and represented approximately 18% of chinadotcom's revenues in the nine-month period ended September 30, 2003. The addition of Newpalm brought significant strategic and financial value to chinadotcom. During the first three quarters of 2003, gross margin attributed to Newpalm amounted to US$9.8 million.

         chinadotcom's selling, general and administrative expenses decreased as a percentage of revenues from 68% in 2002 to 38% in 2003 due to the the implementation of cost control measures, the impact of acquisitions of higher margin business, including Newpalm, during the period and for the nine-month period ended September 30, .

         For the newly acquired businesses, Newpalm and Praxa, selling, general and administrative expenses were US$2.9 million and US$3.7 million, respectively, which accounted for 5% and 6% of revenue. These two acquisitions contributed US$29.1 million of additional revenue during the nine-months ended September 2003. Excluding the impact of these acquired businesses, selling, general and administrative expenses decreased as a percentage of revenues from 64% during 2002 to 51% in 2003.

         Cost control measures implemented by chinadotcom focused on the reduction of personnel. Total headcount was reduced from 1,033 in September 2002 to 609 in September 2003, resulting in US$1.8 million of cost savings in continuing operations.

         Since December 31, 1998, chinadotcom has made over 68 other acquisitions, including the acquisition of the remaining 49% of The Web Connection (which was subsequently renamed Ion Global) in Hong Kong in 1999 and 2000, Pacific Connections Limited in Hong Kong in 1999, XT3 Pty Limited (which was subsequently renamed Ion Global (Australia) Pty Ltd.) in Australia in 2000 and 2001, Coghuff Limited, which owns 100% of Revolution Limited (which was subsequently renamed Ion Global (UK) Limited) in the United Kingdom in 2000, Venex Corporation in Japan in 2000, Wealth Corporation Ltd, which owns Beijing Chinaholiday Network Co. Ltd. and Beijing Tian Jian Rainbow Airline Service Co. in the PRC in 2000 and 2001, the URLs from CIC in Hong Kong in 2001 and 2002, Beijing China-Railway Times Science & Technology Co. Ltd. in the PRC in 2001, IncNet in 2002, a majority interest in OpusOne Technologies International Inc. in 2002, Praxa Limited in 2003, Newpalm in 2003, and Industri-Matematik International Corp in 2003.

         As a result of those acquisitions, chinadotcom recorded substantial goodwill amortization and stock compensation expense in 2000 and 2001. In 2000, chinadotcom recorded approximately US$40.2 million of goodwill that will be amortized over a two to five year period. Goodwill decreased to US$6.4 million as of December 31, 2001 and increased to US$12.0 million as of December 31, 2002. In 2000 and 2001, following its review of its acquisitions in light of changed and deteriorated market and other conditions, chinadotcom recorded impairment of goodwill and intangible assets of US$43.4 million and US$40.7 million, respectively. Effective from January 1, 2002, chinadotcom has adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142. The non-amortization provisions of SFAS 142 were effective immediately for goodwill and intangible assets acquired after June 30, 2001. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. The assessed impairment of goodwill and intangible assets was based on projected discounted cash flows of the entities acquired over the remaining amortization period. After performing the impairment tests of goodwill and intangible assets, there was no impairment of goodwill and intangible assets in 2002 and the first three quarters of 2003.

         chinadotcom's revenues for the nine-month period ended September 30, 2003 increased by 85% from US$32.6 million in 2002 to US$60.1 million in 2003. Increased revenues from newly acquired businesses, Newpalm and Praxa, were US$29.1 million during the nine month period ended September 30, 2003.

         Although chinadotcom incurred significant net losses from inception through the first nine months of 2002, it began to record net gains from the fourth quarter of 2002. For the nine-month period ended September 30, 2003, chinadotcom recorded net income of US$11.5 million compared to a net loss of US$19.4 million in the same period of 2002.

         The major factors behind the increase in net income from continuing operations were a net contribution of US$6.1 million attributable to the Praxa and Newpalm acquisitions, US$2.0 million increase in the earnings of associated companies and US$3.9 million of gains arising from the disposal of securities. Net interest income for the period ended September 30, 2003 was US$8.5 million less than the corresponding period in 2002.

         As of December 31, 2000, 2001 and 2002, chinadotcom had an accumulated deficit of US$91.8 million, US$216.2 million and US$234.4 million, respectively. As of September 30, 2003, the accumulated deficit was US$222.9 million. chinadotcom and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Greater China and Asian Internet and technology markets.

         In September 2003, chinadotcom corporation acquired a majority stake of Industri-Matematik International Corp., ("IMI"), a 35-year old leading provider of SCM solutions in the United States and Europe. In this quarter the company consolidated the September 2003 results of IMI into its financial statements. IMI's proprietary software is comprised of comprehensive solutions that serve a wide range of businesses including complex retail, wholesale, consumer goods, and distribution operations and its customer base includes GE, Safeway, Albert Heijn, Campbell Soup, Canadian Tire, and Kellogg's. chinadotcom has embarked on a program of new product development, integrating the IMI sales channel, and cross training sales consultants on the company's combined product offering. In addition, the company's outsourcing unit is currently working with IMI's software development team to identify products and support services which can be effectively leveraged. IMI will also accelerate the pace of product development due to the company's cost effective development capabilities.

         Pursuant to a definitive agreement entered on September 4, 2003 and amended on January 7, 2004 between Ross Systems Inc. ("Ross"), chinadotcom and CDC Software Holdings, chinadotcom proposes to acquire Ross for approximately [$68.3 million] in consideration. Under the amended merger agreement, stockholders of Ross will receive $19.00 in a combination of cash and chinadotcom common shares for each share of Ross common stock. As a result of the amended merger agreement, at the closing of the merger, Ross stockholders will receive, for each share of Ross common stock, $5.00 in cash and a number of chinadotcom shares equal to $14.00 divided by the average closing price of chinadotcom shares for the 10 trading days preceding the second trading day before the closing date. Moreover, if the average price of chinadotcom shares is below $8.50, the amended merger agreement permits chinadotcom to elect to increase the amount of cash that Ross common stockholders will receive and decrease the number of chinadotcom shares that Ross common stockholders will receive. In such case, Ross common stockholders still would receive $19.00 in a combination of cash and chinadotcom shares for each share of Ross common stock, but would receive more than $5.00 in cash per share and less than $14.00 worth of chinadotcom shares for each Ross common share. Under the amended merger agreement, stockholders of Ross, at their sole option, may elect within ten business days following the closing to receive $17.00 in cash per share of Ross common stock in place of the combination of cash and chinadotcom shares described above.

         On December 8, 2003, chinadotcom announced that it had signed a definitive agreement to acquire Pivotal Corporation ("Pivotal") (NASDAQ: PVTL and TSX: PVT) by way of either an all-cash or a cash-and-stock transaction. Pivotal is expected to present the agreement for Pivotal shareholders to vote in a shareholders meeting expected to be scheduled in February 2004. Pivotal is a leading international Customer Relationship Management ("CRM") company that provides a complete set of highly flexible, powerful CRM applications and implementation services for mid-sized enterprises, licensed to over 1,600 clients worldwide. Under the terms of the signed, definite agreement to acquire Pivotal, CDC Software is offering to acquire all of the outstanding shares of Pivotal under a plan of arrangement that will, subject to certain conditions, permit Pivotal shareholders to elect to receive, for each Pivotal share, either
(1) US$2.00 in cash, for a total consideration including related expenses of approximately US$55 million; or (2) US$2.14 comprised of US$1.00 cash plus US$1.14 of common shares of chinadotcom corporation, for a total consideration including related expenses of approximately US$59 million, with a maximum approximately 3.4% increase in chinadotcom's common shares outstanding; the value of the share portion of this option will be calculated using the average closing price of the chinadotcom shares on the Nasdaq National Market over the ten trading day period ending two days prior to closing, and there are no caps or collars applicable to the calculation.

         On December 12, 2003, chinadotcom announced that it intends to reorganize its mobile and portal unit as a wholly-owned subsidiary, chinadotcom Mobile Interactive Corporation ("CDC Mobile") and register an offering of CDC Mobile's American Depositary Shares. The purpose of the intended offering is to fund the operations of CDC Mobile following its reorganization as an independent company holding chinadotcom's assets and business that provide mobile services and applications, advertising and interactive media and Internet services. The offering is expected to commence in the first half of 2004, subject to SEC effectiveness and the receipt of all necessary approvals.

         Chinadotcom's expense levels are based in part on its expectations as to future revenues and to a large extent are proportional to the size of its operations. As a result of its limited operating history, the recent emergence of the Greater China and Asian Internet markets and the volatility and dynamic nature of the Internet sector generally, chinadotcom has neither internal nor industry-based historical financial data for any significant period of time upon which to base planned operating expenses. chinadotcom may be unable to adjust spending in a timely manner to compensate for unexpected revenue growth or unexpected increases in operating expenses, including selling, general and administrative expenses related to companies chinadotcom may acquire. Any significant shortfall in relation to chinadotcom's revenue expectations would have an immediate adverse impact on its business, results of operations and financial condition.

RESULTS OF OPERATIONS

         The following table summarizes chinadotcom's historical results of operations as a percentage of total revenues for the years ended December 31, 2000, 2001 and 2002 of US$90.9 million, US$45.6 million and US$47.3 million, respectively, and the historical results of operations as a percentage of total revenue for the nine-month periods ended September 30, 2002 and 2003 of US$32.6 million and US$60.1 million, respectively.

                                                                  YEAR ENDED                             NINE MONTHS ENDED
                                                                  DECEMBER 31                              SEPTEMBER 30
                                                     2000              2001          2002             2002             2003
                                                     ----              ----          ----             ----             ----
REVENUES:

Software and consulting services                        54%              47%           39%              37%              52%
Advertising and marketing activities                    45%              43%           57%              62%              27%
Mobile services and applications                         -                -             -                -               18%
Other income                                             1%              10%            4%               2%               3%

Total revenues(1)                                      100%             100%          100%             100%             100%

COST OF REVENUES:

Software and consulting services                       -33%             -33%          -19%             -18%             -35%
Advertising and marketing activities                   -30%             -28%          -42%             -44%             -18%
Mobile services and applications                         -%               -%            -%               -%              -2%
Other income                                            -1%              -4%           -2%               -%              -1%
Gross margin                                            36%              35%           37%              38%              44%
Selling, general and administrative expenses          -101%            -168%          -62%             -68%             -38%
Depreciation and amortization expenses                 -41%             -57%          -22%             -26%              -7%
Impairment of goodwill and intangible assets           -48%             -89%            -%               -%               -%
Stock compensation expense                              -6%              -3%           -1%              -1%               -%

Operating loss                                        -160%            -282%          -48%             -58%              -1%
Interest income                                         33%              59%           50%              59%              18%
Interest expense                                        -1%              -3%           -5%              -6%              -1%
Gain/(loss) arising from share issuance of
 a subsidiary                                          154%               -%            -%               -%               -%
Gain/(loss) on disposal of
 available-for-sale securities                           2%              10%            -%              -3%               6%
Gain/(loss) on disposal of subsidiaries
 and cost investments                                   15%              -4%            -%               -%               1%
Other non-operating gains                                -%               -%            2%               1%               2%
Other non-operating losses                              -2%              -3%           -1%               -%              -1%
Dividend income, net of related expenses                 -%               -%            -%               -%               -%
Impairment of cost investments and
 available-for-sale                                    -93%             -27%          -11%              16%               -%
Share of (losses)/income in equity
 investees(2)                                          -10%              -6%            1%               2%               -%

Income/(loss) before income taxes                      -62%            -256%          -12%             -21%              23%
Income taxes                                            -1%              -1%            -%               -%               -%

Income/(loss) before minority interests                -63%            -257%          -12%             -21%              23%
Minority interests in losses of
 consolidated subsidiaries                               1%               9%            2%               5%              -3%

INCOME/(LOSS) FROM CONTINUING OPERATIONS               -62%            -248%          -10%             -16%              20%

DISCONTINUED OPERATIONS:

Loss from operations of discontinued
 subsidiaries                                           -4%             -24%          -29%             -44%              -5%
Gain on disposal of discontinued
 subsidiaries                                            -%               -%            1%               -%               4%

NET INCOME/(LOSS)                                      -66%            -272%          -38%             -60%              19%

(1) In 2003, chinadotcom adopted new reporting segmentation, changing from the previous segmentation of e-business solutions, advertising, and sales of IT products, to the current segmentation of software and consulting services, advertising and marketing activities and mobile services and applications. In addition, chinadotcom discontinued the operations of certain subsidiaries in the software and consulting services and the advertising and marketing activities segments. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were retroactively reclassified as a loss from operations of discontinued subsidiaries on the consolidated statements of operations. As a result, the results of the continuing operations of 2000, 2001 and 2002 were reclassified to conform to the 2003 presentation.

(2) Includes revenues from CIC representing 16%, nil and nil of total revenues, for each of 2000, 2001 and 2002, respectively.

         Due to the adoption of new reporting segments, and due to the discontinued operations of certain subsidiaries in the software and consulting services and advertising and marketing segments, certain historical comparative amounts have been reclassified to conform with the current year's presentation. Only the numbers from continuing operations as at September 30, 2003 are presented for comparison purposes in the following sections.

         Net loss of the subsidiaries classified as discontinued operations for the nine-month periods ended September 30, 2002 and 2003 were US$14.2 million and US$2.9 million, respectively. Income from disposals of such discontinued operations resulted in a gain of US$2.1 million in 2003 and nil in 2002.

      For the nine-month period ended September 30, 2003 chinadotcom reported a net income of US$11.5 million in 2003 versus a net loss of US$19.4 million in 2002.

REVENUES

         Software and consulting services. Services offered through chinadotcom's software and consulting services include sales of software products (third-party software as well as self-developed software), outsourcing of IT professionals, professional consulting, Web site design and systems integration. Revenues from chinadotcom's software and consulting services for the nine-month period increased to US$31.4 million in 2003 from US$12.0 million in 2002. The significant increase in software and consulting services revenue was primarily attributable to the acquisition of Praxa in February 2003, which contributed US$17 million of revenue in the nine months ended September 30, 2003. Excluding the acquisition of Praxa, revenue would have increased by US$2.4 million over the same period in 2002.

         Advertising and marketing activities. chinadotcom's advertising and marketing activities include online marketing strategy development and travel-related publishing and exhibition organizing activities. Advertising and marketing revenues decreased to US$16.0 million in the first nine months of 2003 from US$20.1 million in the same period of 2002. This decrease was largely attributable to the continued global economic slowdown brought on by the outbreak of severe acute respiratory syndrome, or SARS, in the first and second quarters of 2003 which resulted in a reduction in the demand for chinadotcom's services and in the ability of companies to budget for and commission such services. The adverse impact was partially offset by the contribution and performance of Travel Trade Gazette, or TTG, a Singapore-based trade publication owned by hongkong.com in the first three quarters of 2003, which amounted to US$1.2 million. chinadotcom does not expect a full recovery in such markets until at least the fourth quarter of this year.

         Mobile services and applications. This revenue segment was introduced in the second quarter of 2003 as a result of the acquisition of Newpalm. During the third quarter, the company worked to maximize opportunities in the mobile applications sector in China and Internationally by leveraging upon its various mobile and portal units, including the company's portal and Newpalm SMS business operated by its Hong Kong Growth Enterprise Market-listed company, hongkong.com. Revenues from this segment for the nine months ended September 30, 2003 were US$11.0 million.

         Other income. Revenues from other products and services chinadotcom offers to its clients, mainly from portal operations, increased to US$1.7 million in 2003 from US$0.6 million in the same period in 2002. Despite the unfavorable operating environment as a result of SARS, the portal continued to make progress in terms of joint partnerships and strategic developments. [The increase in "other income" was due principally to portal-related products and services, which amounted to US$1.7 million in the nine months ended September 30, 2003.

COST OF REVENUES

         Software and consulting services. chinadotcom's cost of software and consulting services increased to US$20.9 million in 2003 from US$5.8 million in 2002. As a percentage of revenues, chinadotcom's cost of revenues for its software and consulting services increased to 67% in 2003 from 49% in 2002 mainly due to the lower margin of the outsourcing revenue from Praxa Limited.

         Advertising and marketing activities. chinadotcom's cost of advertising and marketing activities revenues decreased to US$11.0 million in 2003 from US$14.3 million in 2002. As a percentage of revenues, chinadotcom's cost of revenues for its advertising and marketing activities decreased to 69% in 2003 from 72% in 2002 mainly due to the slightly higher margin contribution from the travel-related revenue from TTG which amounted to US$1.2 million.

         Mobile services and applications. chinadotcom's cost of mobile services and applications was US$1.2 million in 2003, representing a margin of over 88% due to the high profit margin of subscription revenue of Mobile Value Added Services in China.

         Other income. chinadotcom's cost of "other income" increased to US$685,000 in 2003 from US$23,000 in 2002. As a percentage of revenues, chinadotcom's cost of revenues for its "other income" increased to 39% in 2003 from 4% in 2002.

OPERATING EXPENSES

         Selling, general and administrative expenses. chinadotcom's selling, general and administrative expenses slightly increased to US$22.3 million in the first nine months of 2003 from US$22.7 million in 2002. As a percentage of revenues, chinadotcom's selling, general and administrative expenses decreased to 38% of revenues in 2003 from 68% of revenues in 2002. The decrease in chinadotcom's selling, general and administrative expenses was due to effective cost control measures and across-the-board cost savings throughout the company, in particular related to its decreased headcount, as well as the closure of some non-profitable business units during the period.

         Depreciation and amortization. chinadotcom's depreciation and amortization expenses decreased to US$9.9 million in 2003 from US$8.6 million in 2002. This decrease reflected the slowdown in investment in new property, plant and equipment during the course of the years 2002 and 2003, as well as the increasing percentage of fully depreciated fixed assets.

         Impairment of goodwill and intangible assets. There was no impairment of goodwill and intangible assets in 2003 as well as in 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The non-amortization provisions of SFAS 142 were effective immediately for goodwill and intangible assets acquired after June 30, 2001. chinadotcom adopted the remaining provisions of SFAS 142 effective January 1, 2002. The adoption of SFAS 142 will not have a material impact on its amortization of goodwill and intangible assets as the majority of its goodwill and intangible assets affected by the adoption of SFAS 142 were written off in prior years. Upon adoption of SFAS 142, chinadotcom was required to perform a transitional impairment test for all recorded goodwill within six months and for intangible assets with indefinite lives within three months and, if necessary, determine the amount of an impairment loss by December 31, 2002. chinadotcom performed the transitional impairment test for goodwill on June 30, 2002 and the annual impairment test on December 31, 2002. No impairment charge was recorded in 2002 and the first three quarters of 2003.

         Stock compensation expense. chinadotcom's stock compensation expenses consist of expenses that are required to be recognized when chinadotcom issues shares and grants options to acquire its shares to directors and employees at an exercise price lower than the fair market value at the time of the issue or grant, or that can only be exercised following the satisfaction of certain performance milestones. Its stock compensation expense decreased to US$248,000 in 2003 from US$247,000 in 2002.

INTEREST INCOME

         chinadotcom's interest income decreased to US$10.6 million in the first nine months of 2003 from US$19.1 million in 2002. This decrease was principally due to several factors, including lower overall prevailing interest rates during 2002/03, the implementation of a more conservative investment strategy of buying more highly rated securities for its investment portfolio with lower yields, lower cash levels in 2003 and a decrease in its holdings of long-term Range Accrual Notes. The treasury management program in 2003 involved investments in debt securities that were funded with credit facilities, such as the Global Master Repurchase Agreement, or Repurchase Agreement, and the Total Return Swap Transaction Agreement, or Swap Agreement, and the investments were composed of more conservative, lower yielding instruments, involving the investment of cash holdings primarily into the debt securities of U.S. government sponsored enterprises.

         Under the Repurchase Agreement and the Swap Agreement, chinadotcom may borrow up to US$389.2 million on such terms as chinadotcom and the banks may mutually agree. Except for bank loans of US$115.8 million due in 2003 and US$11.6 million due between 2004 through 2011, these arrangements do not have termination dates, but are reviewed annually for renewal. Under its Repurchase Agreement, chinadotcom sold certain of its debt securities to Fortis Bank at a discounted price, and the bank agreed to sell back to chinadotcom at that same discounted price the same debt securities at a later date. Either party with a net exposure from the transaction arising from fluctuations in the market value of the debt securities may request the other party to make a cash or transfer of acceptable debt securities at least equal to that net exposure. During the period between the date that chinadotcom sold the debt securities to the bank and the later date chinadotcom repurchases such securities, the bank has agreed to pay chinadotcom any income in respect of the debt securities, and chinadotcom has agreed to pay interest to the bank at LIBOR plus a spread per annum based on the discounted price of the debt securities chinadotcom sold to the bank and the number of days between the date chinadotcom sold the securities to the bank and the date the bank sells them back to chinadotcom. At December 31, 2002, the repurchase transactions entered into only allowed the buyer to request the seller to make a cash or acceptable debt securities transfer at least equal to the net exposure.

         Under the Swap Agreement, chinadotcom transferred securities and financial instruments to the bank in exchange for cash, and concurrently, chinadotcom agreed to reacquire the securities and financial instruments at a future date for an amount equal to the cash exchanged plus an interest factor. The Swap Agreement permits chinadotcom to elect for net cash settlement upon termination of the total return swap transaction. During the period between the date chinadotcom transferred the securities and financial instruments and date chinadotcom reacquires them, which is three calendar years, the bank has agreed to pay chinadotcom any income in respect of the securities transferred and chinadotcom has agreed, in turn, to pay the bank a price differential calculated on the cash exchanged multiplied by LIBOR plus a spread per annum and the number of days between the date chinadotcom transferred the securities to the bank and the date chinadotcom reacquires the securities.

         As of September 30, 2003, an aggregate of US$49.0 million was outstanding under chinadotcom's repurchase facilities with US$39.0 million outstanding under its Repurchase Agreement and US$10.0 million outstanding under its Swap Agreement. Proceeds from the drawdowns were used to purchase additional treasury instruments that yielded US$2.0 million in interest income in the nine--month period ended September 30, 2003. Approximately US$77.1 million, or 17.7%, of chinadotcom's total cash and cash equivalents and available-for-sale debt securities as of September 30, 2003 are effectively set aside as collateral under the Repurchase Agreement and Swap Agreement, and categorized as "restricted debt securities" in its consolidated balance sheet. Assuming the gradual repayment of the amounts outstanding under these agreements, chinadotcom estimates approximately 18.9% of quarterly interest income in the first three quarters of 2003 will be derived from interest income resulting from funds used from these agreements to invest in debt securities.

         The weighted average interest rate on short-term borrowings as of September 30, 2002 and 2003 was 5.69% and 1.4%, respectively.

INTEREST EXPENSE

         chinadotcom's interest expense decreased to US$551,000 in 2003 from US$1.9 million in 2002. This decrease was principally due to a reduction in aggregate borrowings under chinadotcom's repurchase facilities from 2002 to 2003, and a decline in interest rates in the same period. In addition, chinadotcom entered into negotiations with a supplier regarding settlement of trade payables which resulted in the reversal of US$0.6 million of previously recorded interest expense.

OTHER GAINS AND LOSSES

         chinadotcom's gain on disposal of available-for-sale securities was US$3.9 million in the first nine months of 2003 as compared to a loss on disposal of US$875,000 in 2002. chinadotcom's gain or loss on disposal of subsidiaries increased to a gain of US$463,000 in 2003 from 51,000 in 2002, which included the write-off of balances due from disposed subsidiaries. chinadotcom recorded other non-operating gains of $998,000 in 2003, compared to 332,000 in 2002. chinadotcom recorded other non-operating losses of US$543,000 in 2003 compared to nil in 2002 related to impairment of available-for-sale securities. chinadotcom recorded a loss of US$95,000 for the share of loss in equity investees in 2003 compared with US$682,000 in 2002. chinadotcom recorded a loss related to dividend income of US$113,000 in 2003 compared to nil in 2002.

NET INCOME/(LOSS) FROM CONTINUING OPERATIONS

         For the nine-month period ended September 30, 2003 chinadotcom recognized a net income of US$12.3 million compared to a net loss of US$5.2 million in the same period of 2002.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

         Due to the adoption of new reporting segmentation, changing from the previous segmentation of e-business solutions, advertising, and sales of IT products, to the current segmentation of software and consulting services, advertising and marketing activities and mobile services and applications, and due to the discontinuation of the operations of certain subsidiaries in the software and consulting services and the advertising and marketing activities segments in 2003, certain historical comparative amounts have been reclassified to conform with the current year's presentation. Only the numbers from continuing operations are presented for comparison purposes in the following sections.

         Net loss of the subsidiaries classified as discontinued operations for the years ended December 31, 2001 and 2002 were US$11.1 million and US$13.9 million, respectively.

REVENUES

         Software and consulting services. Services offered through chinadotcom's software and consulting services include sales of software products including third parties' software as well as self-developed software, outsourcing of IT professionals, professional consulting, Web site design and systems integration. Revenues from chinadotcom's software and consulting services decreased to US$18.6 million in 2002 from US$21.4 million in 2001. The decline in software and consulting services revenue was generally attributable to an overall deterioration in market conditions in 2002 across all of chinadotcom's major markets, as well as the closure of a non-profitable business unit. The continued global economic slowdown in 2002 resulted in a dramatic reduction in the demand for chinadotcom's services and in the ability of companies to budget for and commission such services.

         Advertising and marketing activities. chinadotcom's advertising and marketing activities included online marketing strategy development and travel-related publishing and exhibition organizing activities. chinadotcom's advertising and marketing revenues increased to US$26.9 million in 2002 from US$19.8 million in 2001 due principally to increased online network advertising revenues from South Korea which experienced a significant increase in demand for marketing services as a result of hosting the 2002 World Cup, as well as additional revenues resulting from its acquisition of IncNet and other direct marketing and data mining businesses in Australia.

         Other income. Revenues from other products and services chinadotcom offers to its clients, mainly from portal operations, decreased to US$1.8 million in 2002 from US$4.5 million in 2001. The decline in other income revenue was generally attributable to an overall deterioration in revenue and market conditions in 2002 from portal operations including hongkong.com and china.com.

COST OF REVENUES

         Software and consulting services. chinadotcom's cost of software and consulting services decreased to US$8.9 million in 2002 from US$14.9 million in 2001. As a percentage of revenues, chinadotcom's cost of revenues for software and consulting services decreased to 48% in 2002 from 70% in 2001. Cost of revenues for software and consulting services revenue in 2002 decreased from 2001 due principally to the reduced level of business activity during 2002.

         Advertising and marketing activities. chinadotcom's cost of advertising and marketing activities revenues increased to US$20.0 million from US$12.6 million in 2001, reflecting the overall trend of growth as a result of the soccer World Cup held in Korea in mid-2002. As a percentage of revenues, chinadotcom's cost of revenues for advertising and marketing activities increased to 75% in 2002 from 64% in 2001. This increased proportion reflected the high cost of revenues, and hence lower gross profit margins, of the Korean marketing business relative to other marketing activities.

         Other income. chinadotcom's cost of "other income" decreased to US$845,000 in 2002 from US$1.9 million in 2001. As a percentage of revenues, chinadotcom's cost of revenues for its "other income" decreased to 46% in 2002 from 42% in 2001.

OPERATING EXPENSES

         Selling, general and administrative expenses. chinadotcom's selling, general and administrative expenses significantly decreased to US$29.5 million in 2002 from US$76.9 million in 2001. As a percentage of revenues, chinadotcom's selling, general and administrative expenses decreased to 62% of revenues in 2002 from 168% of revenues in 2001. This was due to effective cost control measures, as well as the closure of some non-profitable business units during the period. The decrease in chinadotcom's selling, general and administrative expenses was due principally to decreased overall headcount, as well as across-the-board cost savings throughout the company.

         Depreciation and amortization expense. chinadotcom's depreciation and amortization expense decreased to US$10.3 million in 2002 from US$10.2 million in 2001. This decrease reflected the decrease in the purchase of property, plant and equipment during the course of the years 2001 and 2002.

         Impairment of goodwill and intangible assets. There was no impairment of goodwill and intangible assets in 2002 as compared to US$40.7 million in 2001. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The non-amortization provisions of SFAS 142 were effective immediately for goodwill and intangible assets acquired after June 30, 2001. chinadotcom adopted the remaining provisions of SFAS 142 effective January 1, 2002. The adoption of SFAS 142 has not had a material impact on chinadotcom's amortization of goodwill and intangible assets as the majority of its goodwill and intangible assets affected by the adoption of SFAS 142 were written off in prior years. Upon adoption of SFAS 142, chinadotcom was required to perform a transitional impairment test for all recorded goodwill within six months and for intangible assets with indefinite lives within three months and, if necessary, determine the amount of an impairment loss by December 31, 2002. chinadotcom performed the transitional impairment test for goodwill on June 30, 2002 and the annual impairment test on December 31, 2002. No impairment charge was recorded during 2002.

         Stock compensation expense. chinadotcom's stock compensation expense consist of expenses that are required to be recognized when chinadotcom issues shares and grants options to acquire chinadotcom shares to directors and employees at an exercise price lower than the fair market value at the time of the issue or grant, or that can only be exercised following the satisfaction of certain performance milestones. chinadotcom's stock compensation expense decreased to US$0.3 million in 2002 from US$1.2 million in 2001.

         Interest income. chinadotcom's interest income decreased to US$23.7 million in 2002 from US$26.7 million in 2001. This decrease was principally due to several factors, including lower overall prevailing interest rates during 2002, the implementation of a more conservative investment strategy of buying more highly rated securities for chinadotcom's investment portfolio with lower yields, lower cash levels in 2002 and a decrease in chinadotcom's holdings of long-term Range Accrual Notes. The treasury management program in 2002 involved investments in debt securities that were funded with credit facilities, such as the Repurchase Agreement and the Swap Agreement, and the investments were composed of more conservative, lower yielding instruments, involving the investment of cash holdings primarily into the debt securities of U.S. government sponsored-enterprises.

         As of December 31, 2002, an aggregate of US$125.0 million was outstanding under chinadotcom's repurchase facilities with US$115 million outstanding under chinadotcom's Repurchase Agreement and US$10 million outstanding under chinadotcom's Swap Agreement. Proceeds from the drawdowns were used to purchase additional treasury instruments that yielded US$3.8 million in interest income in 2002. Approximately US$151.1 million, or 30.0%, of chinadotcom's total cash and cash equivalents and debt securities available-for-sale as of December 31, 2002 is effectively set aside as collateral under the Repurchase Agreement and Swap Agreement, and categorized as "restricted debt securities" in chinadotcom's consolidated balance sheet. Assuming the gradual repayment of the amounts outstanding under these agreements, chinadotcom estimates approximately 21% of quarterly interest income in the fourth quarter 2002 and first quarter 2003 will be derived from interest income resulting from funds used from these agreements to invest in debt securities.

         The weighted average interest rate on short-term borrowings as of December 31, 2001 and 2002 was 2.2% and 2.1%, respectively.

         Interest Expense. chinadotcom's interest expense increased to US$2.5 million in 2002 from US$1.3 million in 2001. This increase was principally due to increase aggregate borrowings under chinadotcom's repurchase facilities for the purchase of additional investments in debt obligations.

         Other Gains and Losses. There was no gain or loss arising from share issuance of a subsidiary as compared a loss of US$55,000 in 2001. chinadotcom's loss on disposal of available-for-sale securities was US$163,000 in 2002 as compared to a US$4.4 million gain in 2001. chinadotcom's gain or loss on disposal of subsidiaries and cost investments decreased to a loss of US$66,000 in 2002 from a loss of US$1.9 million in 2001 which included the write-off of balances due from disposed subsidiaries of US$93,000. chinadotcom recorded other non-operating gains of US$667,000 in 2002 and other non-operating losses of US$288,000 in 2002. chinadotcom also recorded a gain of US$682,000 for the share of results in equity investees in 2002 compared with a loss of US$2.6 million in 2001.

         Impairment of cost investments and available-for-sale securities. chinadotcom recorded a loss of US$5.4 million for the impairment of cost investments and available-for-sale securities in 2002. This loss was principally the result of impairments on chinadotcom's available-for-sale securities.

         Net loss from continuing operations. As a result of the foregoing factors, chinadotcom recognized a net loss of US$4.8 million in 2002 compared to a net loss of US$113 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

         Since July 1999, chinadotcom has financed its operations and met its capital expenditures and commitments from the net proceeds of its private placements, its July 1999 initial public offering, its second public offering in January 2000 and its March 2000 initial public offering for hongkong.com Corporation, as well as the interest income derived from investing such proceeds in debt securities.

CASH FROM OPERATING ACTIVITIES

         chinadotcom had positive operating cash flow of US$4.8 million for the first nine months of 2003 compared to positive operating cash flow of US$14.7 million for the nine months ended September 30, 2002. The positive cash flow from operations is attributable principally to the net income of US$11.5 million in the first three quarters of 2003. The significant reduction in net losses was attributable to many factors, including acquisitions of profitable businesses and discontinuation of non-performing operations. Adjustments for certain non-cash items included depreciation, amortization, stock option compensation expense and other non-cash items.

CASH FROM INVESTING ACTIVITIES

         Net cash provided by investing activities was US$105.3 million in the nine-month period ended September 30, 2003, which was mainly net proceeds from disposal of available-for-sale securities of US$449.8 million. During the first three quarters of 2003, US$17.6 million was used for the acquisitions of subsidiaries, including US$14 million as the first instalment for the purchase of Newpalm and US$3.6 million for the purchase of Praxa.

CASH USED IN FINANCING ACTIVITIES

During the nine months ended September 30, 2003, cash flows used in financing activities of US$64.9 million consisted primarily of repayment of bank loans of US$76.6 million and US$11 million used for the purchase of treasury stock and an issuance of share capital of $7.9 million. Negative cash flow from financing activities of US$111 million during the same period in 2002 was due to net repayment of bank loans of US$106 million and US$5.5 million used for the purchase of treasury stocks.

        chinadotcom currently anticipates the net proceeds from its financing activities to date, including the interest income derived from previous capital raising exercises and the available funds and cash flows generated from its operations, will be sufficient to meet its anticipated needs for working capital, capital expenditures and business expansion in the near future. chinadotcom may need to raise additional funds, however, in order to:

         -        fund further expansion and acquisitions;

         -        develop new or enhanced services or products;

         -        respond to competitive pressures; and/or

         - acquire complementary operations, products, business or technologies.

LIQUIDITY

         As of September 30, 2003 chinadotcom had US$78.3 million in cash and cash equivalents, US$59,000 of restricted cash which consisted of time deposits pledged for utilities, approximately US$279.4 million invested in available-for-sale securities issued by U.S. government-sponsored enterprises, international corporations and commercial banking institutions, and approximately US$77.1 million invested in restricted debt securities.

         chinadotcom's primary liquidity source is the interest income generated from its cash holdings and debt securities, which can fluctuate according to the composition of its investment portfolio. In addition, chinadotcom has primary lines of credit with two commercial banks through its repurchase facilities, which in the aggregate enable chinadotcom to borrow up to US$389.2 million on such terms as chinadotcom and the banks may mutually agree. As of September 30, 2003, chinadotcom has drawn an aggregate amount of US$64.0 million against these lines of credit, US$54.0 million of which is repayable within twelve months from September 30, 2003 and US$10.0 million of which is repayable through 2005, unless both parties agree to extend the termination to 2006. In addition, certain of its operating companies maintain usual and customary lines of credit and over-draft protection accounts with banks to meet their operating needs.

         In August 2001, each of chinadotcom and its subsidiary, hongkong.com Corporation, entered into a Global Master Repurchase Agreement with Fortis Bank nv-sa, an AA- rated bank (as rated by Standard & Poor's) to establish a repurchase facility which enables chinadotcom to draw down via Fortis Bank, Hong Kong Branch up to US$250 million in funding for a one year term. In addition, another repurchase facility with similar terms was negotiated with DBS Bank, allowing chinadotcom to draw down up to US$150 million for a three-year term. Both facilities were established to provide chinadotcom with a source of reasonably priced capital to give it flexibility to finance operational working capital requirements, acquisitions, as well as its treasury management program, without having to liquidate its investment portfolio at short notice. Under these repurchase facilities, any draw down requires chinadotcom to sell certain debt securities to the bank at a certain price, and the bank agrees to sell back to chinadotcom the same securities at the same purchase price at a later date. The repurchase dates are set in three-or six-month intervals for an entire term of one year or three years, depending on which facility is drawn. In effect, the bank retains title to chinadotcom securities as collateral to enable chinadotcom to draw down up to a total of US$400.0 million.

         Under chinadotcom's Repurchase Agreement with Fortis Bank, chinadotcom sold certain of its debt securities to Fortis Bank at a discounted price, and the bank agreed to sell back to chinadotcom at that same discounted price the same debt securities at a later date. Either party with a net exposure from the transaction arising from fluctuations in the market value of the debt securities may request the other party to make a cash or transfer of acceptable debt securities at least equal to that net exposure. During the period between the date that chinadotcom sold the debt securities to the bank and the later date it repurchased such securities, the bank has agreed to pay to chinadotcom any income in respect of the debt securities, and chinadotcom has agreed to pay interest to the bank at LIBOR plus a spread per annum.

         Under chinadotcom's Swap Agreement with DBS Bank, chinadotcom transferred securities and financial instruments to the bank in exchange for cash, and concurrently, chinadotcom agreed to reacquire the securities and financial instruments at a future date for an amount equal to the cash exchanged plus an interest factor. The Swap Agreement permits chinadotcom to elect for net cash settlement upon termination of the total return swap transaction. During the period between the date chinadotcom transferred the securities and financial instruments and date it reacquires them, which is three calendar years, the bank has agreed to pay to chinadotcom any income in respect of the securities transferred and chinadotcom has agreed, in turn, to pay the bank a price differential calculated on the cash exchanged multiplied by LIBOR plus a spread per annum.

         During the period after chinadotcom has sold the debt securities to the bank and before chinadotcom buys back the same debt securities, chinadotcom considers such debt securities to be restricted debt securities. As of September 30, 2003, chinadotcom held US$65.2 million of restricted debt securities under its Repurchase Agreement with Fortis Bank and US$11.9 million of restricted debt securities under its Swap Agreement with DBS Bank.

CAPITAL EXPENDITURES

         chinadotcom's total capital expenditures amounted to US$14.5 and US$13.9 million in the first three quarters of 2003 and 2002, respectively. The primary capital expenditure in each of those years were the acquisition of subsidiaries and the purchase of computers, servers and network equipment, and other items related to the expansion of its business network across the Asia-Pacific region, the United States and the United Kingdom.

         chinadotcom has funded its operations and capital expenditures entirely through funds raised from its shareholders, including private rounds of financing prior to its initial public offering in July 1999 and a secondary offering in January 2000. For the foreseeable future chinadotcom anticipates that it will fund operations and capital expenditures primarily by applying the cash holdings still available to chinadotcom from the proceeds of its equity offerings.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

         Total long-term bank loans amounted to US$17.7 million at September 30, 2003. Freehold land and buildings with a carrying amount at September 30, 2003 of US$2.5 million are pledged as collateral to secure the mortgage loans.

         As of September 30, 2003, chinadotcom had future commitments relating to the acquisition of Palmweb Inc for US$41 million and Praxa Limited for US$2.9 million. Under the terms of the share purchase agreement for Praxa between chinadotcom and Mantech Australia, chinadotcom agreed to pay up to $6.4 million in cash for the common shares of Praxa. chinadotcom paid $3.5 million in cash to Mantech Australia in February 2003 at the time of acquisition. The remaining amount of cash consideration to be paid, up to a maximum of $2.9 million, will depend upon Praxa's earnings before interest, tax, depreciation and amortization for the year ended December 31, 2003. In the event Praxa's EBITDA for 2003 multiplied by 3.004 is greater than US $6,400, then chinadotcom is required to pay $2.9 million to Mantech Australia. In the event Praxa's EBITDA for 2003 multiplied by 3.004 is less than $6.4 million, then chinadotcom is only required to pay to Mantech Australia the difference between $2.9 million minus the difference between $6.4 million minus such product, such amount not to be less than zero. On March 17, 2003, a wholly-owned subsidiary of chinadotcom entered into a share purchase agreement to acquire 100% of Palmweb which owns Newpalm (China) Information Technology Co., Ltd, a short message service mobile software platform developer and application service provider in China. Consideration for the acquisition of the shares of Palmweb consisted of cash to be paid in three installments:

         (iv)     $14.0 million paid at closing in April 2003;

         (v) an amount of cash equal to the 2003 audited net income of Palmweb multiplied by 3.56918 to be paid within 15 days of Palmweb's delivery of the 2003 audited financial statements; and

         (vi) an amount of cash equal to the 2004 audited net income of Palmweb multiplied by 1.13082 to be paid within 15 days of Palmweb's delivery of the 2004 audited financial statements,

provided that the total consideration paid in aggregate is not to exceed $55.0 million.

         In addition, chinadotcom has commitment for US$2.95 million loan pursuant to a Loan Agreement - Fully Drawn Advance Facility dated as of February 12, 2003.

         On September 9, 2003 CDC Software, a wholly-owned subsidiary and software unit of chinadotcom corporation, announced the acquisition of a majority stake of Industri-Matematik International Corp., or IMI, a leading provider of supply chain management solutions in the United States and Europe.

         chinadotcom's stake in IMI resulted from CDC Software's purchase of a 51% interest of Cayman First Tier, the holding company organized in the Cayman Islands which owns 100% of IMI. The remaining 49% is held by Symphony Technology Group, or Symphony, a Palo Alto, California-based private equity firm focused on enterprise software and services, which previously owned 100% of IMI. In consideration for the 51% stake, CDC software has agreed to invest US$25 million into Cayman First Tier, and has also agreed to finance a loan facility for Cayman First Tier of up to a further US$25 million. All funds into Cayman First Tier will be used primarily for further expansion in the supply chain management software sector via acquisitions, strategic investments and organic growth. Additional terms of the transaction designate CDC Software as the master distributor for IMI's software products in China as well as an outsourcing partner for IMI.

         Pursuant to a definitive agreement entered on September 4, 2003 and amended on January 7, 2004 between Ross Systems Inc. ("Ross"), chinadotcom and CDC Software Holdings, chinadotcom proposes to acquire Ross for approximately $68.3 million in consideration. Under the amended merger agreement, stockholders of Ross will receive $19.00 in a combination of cash and chinadotcom common shares for each share of Ross common stock. As a result of the amended merger agreement, at the closing of the merger, Ross stockholders will receive, for each share of Ross common stock, $5.00 in cash and a number of chinadotcom shares equal to $14.00 divided by the average closing price of chinadotcom shares for the 10 trading days preceding the second trading day before the closing date. Moreover, if the average price of chinadotcom shares is below $8.50, the amended merger agreement permits chinadotcom to elect to increase the amount of cash that Ross common stockholders will receive and decrease the number of chinadotcom shares that Ross common stockholders will receive. In such case, Ross common stockholders still would receive $19.00 in a combination of cash and chinadotcom shares for each share of Ross common stock, but would receive more than $5.00 in cash per share and less than $14.00 worth of chinadotcom shares for each Ross common share. Under the amended merger agreement, stockholders of Ross, at their sole option, may elect within ten business days following the closing to receive $17.00 in cash per share of Ross common stock in place of the combination of cash and chinadotcom shares described above.

         On December 8, 2003, chinadotcom announced that it had signed a definitive agreement to acquire Pivotal Corporation ("Pivotal") (NASDAQ: PVTL and TSX: PVT) by way of either an all-cash or a cash-and-stock transaction. Pivotal is expected to present the agreement for Pivotal shareholders to vote in a shareholders meeting expected to be scheduled in February 2004. Pivotal is a leading international Customer Relationship Management ("CRM") company that provides a complete set of highly flexible, powerful CRM applications and implementation services for mid-sized enterprises, licensed to over 1,600 clients worldwide. Under the terms of the signed, definite agreement to acquire Pivotal, CDC Software is offering to acquire all of the outstanding shares of Pivotal under a plan of arrangement that will, subject to certain conditions, permit Pivotal shareholders to elect to receive, for each Pivotal share, either
(1) US$2.00 in cash, for a total consideration including related expenses of approximately US$55 million; or (2) US$2.14 comprised of US$1.00 cash plus US$1.14 of common shares of chinadotcom corporation, for a total consideration including related expenses of approximately US$59 million, with a maximum approximately 3.4% increase in chinadotcom's common shares outstanding; the value of the share portion of this option will be calculated using the average closing price of the chinadotcom shares on the Nasdaq National Market over the ten trading day period ending two days prior to closing, and there are no caps or collars applicable to the calculation.

         AN OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR CHINADOTCOM FOR THE THREE YEARS ENDED DECEMBER 31, 2002 IS SET OUT IN CHINADOTCOM'S FORM 6-K/A ATTACHED AS EXHIBIT "H" TO THIS INFORMATION CIRCULAR.